

23002961

SEC Mail Proces....g

MAR 2 7 2023

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

SEC FILE NUMBER
8-25280

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**
MM/DD/YY                                     MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **The Windmill Group, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer  ☐ Security-based swap dealer  ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**253 Route 202**
(No. and Street)

**Somers**          **NY**          **10589**
(City)              (State)         (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

**John Maceranka, President   914-277-2700**          jmaceranka@thewindmillgroup.net
(Name)                  (Area Code – Telephone Number)          (Email Address)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Michael T Remus CPA**
(Name – if individual, state last, first, and middle name)

**PO Box 2555**          **Hamilton Square**          **NJ**          **08690**
(Address)              (City)                    (State)      (Zip Code)

**02/23/2010**                                    **3598**
(Date of Registration with PCAOB)(if applicable)          (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, __John Maceranka_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __The Windmill Group, Inc._____, as of __December 31_____, 2 022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

__Notary Public__ Feb 27. 2023

**This filing** contains (check all applicable boxes):**
- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# The Windmill Group, Inc.

*ANNUAL REPORT*

**December 31, 2022**

**MICHAEL T. REMUS**

*Certified Public Accountant*

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Stockholders
**The Windmill Group, Inc.**

## Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of The Windmill Group, Inc. as of December 31, 2022, and the related statements of income, changes in stockholders equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of The Windmill Group, Inc. as of December 31, 2022 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of The Windmill Group, Inc.'s management. My responsibility is to express an opinion on The Windmill Group, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to The Windmill Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

## Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of The Windmill Group, Inc.'s financial statements.

The supplemental information is the responsibility of The Windmill Group, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Michael T. Remus*

I have served as The Windmill Group, Inc.'s auditor since 2021.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 24, 2023

# THE WINDMILL GROUP, INC.
## STATEMENT OF FINANCIAL CONDITION
### December 31, 2022

## ASSETS

| | | |
|---|---|---:|
| **Current Assets** | | |
| Cash | $ | 6,418 |
| Commissions receivable | | 16,213 |
| Prepaid taxes | | 180 |
| Prepaid insurance | | 921 |
| | | |
| **Total Assets** | $ | 23,732 |

## LIABILITIES AND STOCKHOLDERS EQUITY

| | | |
|---|---|---:|
| **Current Liabilities** | | |
| | | |
| Accounts payable | $ | 7,655 |
| Commissions payable | | 3,452 |
| | | |
| Total Liabilities | | 11,107 |

*Commitments and Contingencies (Note 7)*

| | | |
|---|---|---:|
| <u>Stockholders Equity</u> | | |
| Capital stock, 200 share authorized, 100 shares issued and outstanding | | 2,700 |
| Additional paid in capital | | 155,100 |
| Retained earnings - (deficit) | | (145,175) |
| | | |
| Total Stockholders Equity | | 12,625 |
| | | |
| Total Liabilities & Stockholders Equity | $ | 23,732 |

See accompanying notes.

**THE WINDMILL GROUP, INC.**
STATEMENT OF INCOME
Year Ended December 31, 2022

REVENUES

| | | |
|---|---|---:|
| Commissions - insurance | $ | 308,823 |
| Investment advisory fees | | 155,580 |
| 12b-1 fees | | 47,334 |
| Other income | | 21,834 |
| | | 533,571 |

OPERATING EXPENSES

| | |
|---|---:|
| Automobile | 25,341 |
| Commissions and fees | 225,755 |
| Clearing costs | 190 |
| Dues, subscriptions and licenses | 14,984 |
| Insurance | 53,215 |
| Technology and communication | 3,297 |
| Office expense | 13,725 |
| Postage | 509 |
| Professional fees | 11,850 |
| Occupancy | 16,080 |
| Officer salary | 4,200 |
| Meals and entertainment | 5,551 |
| Seminars | 515 |
| Telephone | 5,533 |
| Payroll Tax Expense | 474 |
| Other Taxes | 167 |
| Utilities | 1,656 |
| | 383,042 |

| | | |
|---|---|---:|
| Net Income | $ | 150,529 |

See accompanying notes.

# THE WINDMILL GROUP, INC.
## STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
### Year Ended December 31, 2022

|  | Common Stock | Additional Paid-In Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|
| Balance at December 31, 2021 | $ 2,700 | $ 155,100 | $ (120,988) | $ 36,812 |
| Net Income |  |  | 150,529 | 150,529 |
| Distributions |  |  | (174,716) | (174,716) |
| Balance at December 31, 2022 | $ 2,700 | $ 155,100 | $ (145,175) | $ 12,625 |

See accompanying notes.

**THE WINDMILL GROUP, INC.**
STATEMENT OF CASH FLOWS
Year Ended December 31, 2022

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | | |
|---|---|---|
| Net Income | $ | 150,529 |
| Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities: | | |
| (Increase) Decrease in Operating Assets: | | |
|     Commissions receivable | | (8,509) |
|     Prepaid expenses | | (1,101) |
| Increase (Decrease) in Operating Liabilities: | | |
|     Accounts payable and accrued expenses | | 1,655 |
|     Payroll tax payable | | (971) |
|     Commissions payable | | (22,824) |
| Net cash provided by operating activities | | 118,779 |
| **Cash Flows From Financing Activities** | | |
|     Distributions | | (174,716) |
| Net cash used in financing activities | | (174,716) |
| Net decrease in cash | | (55,937) |
| Cash at Beginning of Year | | 62,355 |
| Cash at End of Year | $ | 6,418 |
| Supplemental Cash Flows Disclosures | | |
|     Cash paid for income taxes | $ | 167 |
|     Cash paid for interest | $ | - |

See accompanying notes.

**The Windmill Group, Inc.**
Notes To Financial Statements
December 31, 2022

## 1     Organization and Nature of Business

The Windmill Group Inc. was formed in May 1970, in the state of New York for the purpose of registering as a FINRA broker-dealer. The company is headquartered in Somers, New York. The company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corp ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB").

The Company's provides investment advisory services to customers, who are predominately small and middle-market business and individuals. The Company holds no customer funds or securities and does not participate in the underwriting of Securities.

## 2     Significant Accounting Policies

### (a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

### (b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### (c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2022. Cash is held at a financial institutions and is insured by the Federal Deposit Insurance Corporation.

### (d) Equipment

Equipment is stated at cost, and is depreciated on a straight-line basis over its estimated useful life. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of equipment are included in income.

*(e) Accounts receivable*

Commissions receivable have been adjusted for all known uncollectible accounts. An allowance for doubtful accounts is not provided since, in the opinion of management all amounts recorded on the books are deemed collectible.

*(f) Revenue Recognition*

The Company recognizes revenue in accordance with ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. Revenue recognition guidance requires an entity to recognize the amount of revenue to which it is entitled for the transfer of promised goods or services to customers. There were no unsatisfied performance obligations at December 31, 2022.

Investment advisory fees are calculated and charged quarterly in advance based on the market value of accounts on the last day of the previous quarter. Clients receive a pro rata refund of any unearned fees should they terminate their relationship with the Company prior to the end of the quarter.

Commissions from insurance products are recorded when the premium due has been fully funded and the transaction has closed.

*(g) Income Taxes*

The Company elected to be taxed for Federal and State income tax purposes as an S-Corporation. Under this structure, the shareholders' are liable for any Federal or State income tax due. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The amount of income or loss allocable to the shareholder's are subject to examination by federal and state taxing authorities. In the event of an examination, the tax liability of the shareholder's could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the shareholder and the resulting balances in the shareholders' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2022. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2018.

*(g) Income Taxes*

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2022.

*(h) Advertising and Marketing*

Advertising and marketing costs (if any) are expensed as incurred.

*(i) General and Administrative Expenses*

General and administrative costs are expensed as incurred.

*(j) Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
> *Level 2.* Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.
> *Level 3.* Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value"

### 3    Net Capital Requirements

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2022, the Company had net capital of $11,108, which was $6,108 in excess of its required minimum net capital of $5,000. The Company had an AI/NC ratio of 0.9999 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company is currently exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph (k)(2)(ii) of the rule.

### 4    Leases

The Company conducts its operations from facilities that are leased on a month to month basis. Rent expense for the year ended December 31, 2022 was $14,740.

### 5    Concentrations and Economic Dependency

The Company's revenues consist of commissions and fees as discussed in Note 2 above.

The Company maintains its cash at a financial institution in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2022. As of December 31, 2022 there were no cash balances held in any accounts that were not fully insured.

### 6    Fair Value

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

### 7    Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2022 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2022 or during the year then ended.

**8       Anti-Money Laundering Policies and Procedures**

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company.  At December 31, 2022 the Company had implemented such policies and procedures.

**9       Exemption from Rule 15c3-3**

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

**10      Subsequent Events**

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 24, 2023 which is the date the financial statements were available to be issued.  Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2022

# THE WINDMILL GROUP, INC.

## NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1
### December 31, 2022

**Schedule I**

NET CAPITAL

| | | |
|---|---|---:|
| Assets | $ | 23,732 |
| Less Liabilities | | (11,107) |
| Total Ownership Equity | | 12,625 |
| Allowable credit | | 0 |
| Less Non Allowables | | (1,517) |
| TNC Before Haircuts & Undue Concentration | | 11,108 |
| Less Haircuts | | 0 |
| Less Undue Concentration | | 0 |
| **NET CAPITAL** | | 11,108 |
| Minimum Required Net Capital | | 5,000 |
| Excess Net Capital | $ | 6,108 |
| | | |
| AI/NC Ratio | | .9999 to 1 |
| Non A.I. Liabilities | | 0.00 |

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2022)
**As Amended**

| | | |
|---|---|---:|
| Net Capital, as reported in Company's Part II unaudited Focus Report | $ | 11,108 |
| Net Capital, per above | | 11,108 |
| Difference | $ | - |

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of December 31, 2022.

# The Windmill Group, Inc.

## Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934
## December 31, 2022

### SCHEDULE II

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by The Windmill Group, Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Pursuant to rule 15c 3-3 relating to possession or control requirements, The Windmill Group, Inc., Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2022 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

**MICHAEL T. REMUS**

*Certified Public Accountant*

P.O. Box 2555
Hamilton Square, NJ 08690

**Tel:** 609-540-1751
**Fax:** 609-570-5526

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholders
**The Windmill Group, Inc.**

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Windmill Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Windmill Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(ii), (the "exemption provisions") and (2) The Windmill Group, Inc. stated that The Windmill Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Windmill Group, Inc. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Windmill Group, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Michael T. Remus*

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 24, 2023

## The Windmill Group, Inc.

## Exemption Statement pursuant to SEC Rule 17a-5
## For the Year Ended December 31, 2022

### STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

The Windmill Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 5240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 5240.15c3-3 under the following provisions of 17 C.F.R. 5240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal period without exception.

The Windmill Group, Inc.

I, John A. Maceranka, swear (or affirm) that, to my best knowledge and belief, this Exemption Statement is true and correct.

By:

John A. Maceranka

Title: President/CCO

# The Windmill Group, Inc.

*SIPC Report*

For the Year Ended

December 31, 2022

## MICHAEL T. REMUS
*Certified Public Accountant*

P.O. Box 2555
Hamilton Square, NJ 08690
**Tel:** 609-540-1751
**Fax:** 609-570-5526

Report of Independent Registered Public Accounting Firm on
Applying Agreed-upon Procedures

Stockholder: The Windmill Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by The Windmill Group, Inc. (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of The Windmill Group, Inc. for the year ended December 31, 2022, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Windmill Group, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1.    Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;
2..   Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2022, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;
3.    Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and
4.    Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC -7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Michael T. Remus*

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 24, 2023

**The Windmill Group, Inc.**
**SIPC General Assessment Reconciliation**
**December 31, 2022**

General Assessment Calculation

| | | |
|---|---|---:|
| Total Revenue | $ | 533,571 |
| Deductions | | (521,822) |
| SIPC Net Operating Revenues | | 11,749 |
| Rate | | 0.0015 |
| General Assessment Due | | 18 |
| Less Payments: SIPC 6 | | (8) |
| Plus: Interest | | - |
| Remaining Assessment Due | | 10 |
| Paid with SIPC 7 | | (10) |
| Balance Due | $ | (0) |

There is no material difference between the SIPC-7 and this reconciliation.

See Independent Accountants' Report.